Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three Months Ended March 31	Year Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$446	$811	$1,766	$1,239	$1,207	$800
Plus:
Fixed charges exclusive of capitalized interest	48	215	211	278	282	279
Amortization of capitalized interest	3	6	6	5	5	5
Adjustments for equity affiliates	—	7	77	5	9	12
Total	$497	$1,039	$2,060	$1,527	$1,503	$1,096

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$25	$125	$124	$186	$195	$209
Rentals - portion representative of interest	23	90	87	92	87	70
Fixed charges exclusive of capitalized interest	48	215	211	278	282	279
Capitalized interest	2	8	9	16	10	8
Total	$50	$223	$220	$294	$292	$287

Ratio of earnings to fixed charges	9.9	4.7	9.4	5.2	5.1	3.8

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.